SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	1

MINUTES OF THE SIX HUNDRED FOURTY-SIXTH MEETING OF THE BOARD OF DIRECTORS OF  CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, for due purposes, that the Eletrobras Board of Directors held a meeting at the Company’s main office at Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ, no dia 29.3.2011, às 9h.on March 29, 2012, at 9 A.m. MÁRCIO PEREIRA ZIMMERMANN chaired the meeting and the following members were present: JOSÉ DA COSTA CARVALHO NETO, WAGNER BITTENCOURT DE OLIVEIRA, VIRGINIA PARENTE DE BARROS, LINDEMBERG DE LIMA BEZERRA, ARLINDO MAGNO DE OLIVEIRA, JOSÉ ANTONIO CORRÊA COIMBRA, MAURÍCIO MUNIZ BARRETTO DE CARVALHO and BETO FERREIRA MARTINS VASCONCELOS..The Chairman of the Board announced to those present that the first item on the agenda of the meeting was “Administration Report and 2011 Financial Statement” DECISION:  The Board of Directors, in exercise of its powers and based on the explanatory memorandum submitted by the Executive Board decided to determine that the CFO and Investor Relations Officer disclose the Market Announcement, reproduced below: “Eletrobras holds stakes in several companies in the Brazilian electric sector, and is therefore subject to the NBC TA 600 audit standard which governs financial statements of groups.  This standard is in line with the international auditing standards, which prohibit independent auditors from sharing responsibility for financial statements.  Therefore, in certain situations, Elebtrobras' independent auditors have to peform additional audit procedures in relation to the companies in which Eletrobras holds participation, as well as having to comply with Technical Pronouncement CPC18 -Investment in Affiliated and Controlled companies, as issued by the Accounting Pronouncements Committee. As a result of this Eletrobras only received access to certain affiliated companies at a late stage as those companies were still completing their audits.  This inadvertently prevented Eletrobras from completing its own financial statements as the materiality and relevance of the investments involved, could have resulted in a high degree of inaccuracy in the financial position and results of Eletrobras. We therefore inform our shareholders and the market in general that the Eletrobras financial statements (parent company and consolidated) will be released on April 16, 2012, after close of trading at the stock exchanges where Eletrobras's securities are traded. In accordance with Article 133 of Law 6,404/76, all procedures required for Eletrobras's annual general meeting (AGM) will be complied with.  At the AGM, shareholders will deliberate the matters provided for in Article 132 of said law in sofar as they relate to the fiscal year ended December 31, 2011. Rio de JaneiroMarch 29, 2012 (a) Armando Casado de Araujo – Chief Financial and Investor Relation Officer”. Nothing more to be discussed, the Chairman of the Board closed the meeting, determining the issuance of this certificate which was duly read and approved, and undersigned by me,  AFRÂNIO ALENCAR MATOS Fº, Secretary General of the Board, who wrote it. The other deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, therefore, not subject to the rules stated in the sole paragraph of the Article 142 of the mentioned Law.

Brasília, March 29, 2012.

AFRÂNIO ALENCAR MATOS Fº

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.